Registration No. 333-217200

Filed Pursuant to Rule 433

Dated July 9, 2019

$BMLP, the @DorseyWrightDWA MLP Index Exchange Traded Notes Announces Quarterly Coupon Amount of $0.8693371 (indicated yield: 7.34%) per Note @Nasdaq https://www.sec.gov/Archives/edgar/data/927971/000121465919004508/p72190fwp.htm. Learn more about $BMLP at https://www.microsectors.com/mlp

Bank of Montreal, the issuer of the ETNs, has filed a registration statement (including a pricing supplement, prospectus supplement and prospectus) with the SEC for each of the ETN offerings to which this communication relates. Before you invest, you should read those documents and the other documents that Bank of Montreal has filed with the SEC for more complete information about Bank of Montreal and these offerings. You may obtain these documents free of charge by visiting the SEC's website at www.sec.gov. Alternatively, Bank of Montreal will arrange to send to you these documents if you request by calling our agent tollfree at 1-877-369-5412.